

Xairos Systems, Inc.

(A Development Stage Company)

Form C-AR
2025

Prepared by:	Xairos Systems, Inc. (Xairos)
Date:	April 30, 2025
DUNS:	117057610
CAGE Code:	8BT13
Email:	info@xairos.com
Address:	1460 Overlook Drive, Lafayette, Colorado 80026

Table of Contents

1. Form C-AR

1.1 Annual Report Financial Information

Total assets	(2024) $499,724.80	(2023) $85276.0
Cash equivalents	(2024) $150,882.88	(2023) $7387.0
Accounts received	(2024) $0	(2023) $0
Short term debt	(2024) $5,832.31	(2023) $108183.0
Long term debt	(2024) $79,595.77	(2023) $1868119.0
Revenue	(2024) $1,219,609.00	(2023) $0
Cogs	(2024) $627,779.00	(2023) $0
Taxes paid	(2024) $0	(2023)$0
Net income	(2024) -$1,736,620.00	(2023) -$817769.0

1.2 Legal Company Information

Issuer Legal Name: Xairos Systems, Inc.
Incorporation Type: Corporation
State of Incorporation: Delaware
Date of Incorporation: 03-19-2019
Address 1: 1460 Overlook Drive
Current Number of Employees: 12
City: Lafayette
State: Colorado
Zip: 80026
Website: https://www.xairos.com/
Phone: 650-704-5650

1.3 Description of Business

Xairos Systems, Inc. ("Xairos" or the "Company") is a C-Corp organized under the laws of the state of Delaware that is building a global timing service that is better than timing from GPS to address new markets. It leverages a proprietary quantum technology invented and patented by the Xairos founder. This technology enables position and timing that is much more accurate, secure, and resilient than GPS. This enables next-generation networks, 6G, quantum internet, self-driving vehicles, and more efficient data centers and power grids.

Corporate History: Xairos Systems, Inc. was initially organized as Speqtral Quantum Technologies, Inc, a Delaware corporation on March 19, 2019, and changed its name to Xairos Systems, Inc. on June 8, 2021.

Xairos UK Limited was incorporated as a wholly owned subsidiary of Xairos Systems, Inc. with the Registrar of Companies for England and Wales on April 5, 2023, under Company Number 14782360. The financials presented herein represent the consolidated financials of both companies. Xairos UK Limited was formed to address UK and European business opportunities, but, as of December 31, 2023, has not transacted any separate business from Xairos Systems, Inc.

Intellectual Property: The Company has two granted US patents. The core patent is exclusively licensed from the University of Texas Austin. The second US patent is owned directly by Xairos Systems. The company also has four international patent submissions and two US provisional patents filed.

1.4   Previous Offerings

Type of security sold: Non-Voting Common Stock

Final amount sold: $402,374.00

Use of proceeds: Company expansion

Date: July 21, 2023

Offering exemption relied upon: Regulation CF

Type of security sold: SAFE

Final amount sold: $140,000.00

Use of proceeds: Building a proof-of-concept

Date: September 28, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $150,000.00

Use of proceeds: General Corporate Expenses

Date: August 23, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $350,416.00

Use of proceeds: Proof-of-concept

Date: June 23, 2022

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $285,189.00

Use of proceeds: Proof of Concept

Date: November 16, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Fixed Percentage Convertible Equity Agreement

Type of security sold: Equity

Final amount sold: $20,000.00

Number of Securities Sold: 0

Use of proceeds: General Corporate Expenses

Date: June 16, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $180,000.00

Number of Securities Sold: 37,500

Use of proceeds: Corporate expenses

Date: June 11, 2019

Offering exemption relied upon: Section 4(a)(2)

1.5   Risk Factors

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

If the Company cannot raise sufficient funds it will not succeed

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We have only manufactured a prototype for our Quantum Clock Synchronization. Delays or cost overruns in the development of our Quantum Clock Synchronization service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

It is possible that there may never be an operational service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Xairos Systems, Inc. was formed on 19 March 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Xairos has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

1.6   Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements

Year ended December 31, 2023 compared to year ended December 31, 2024.

Revenue

Revenue for fiscal year 2023 was $0 compared to $0 in fiscal year 2024.

Xairos is a pre-revenue company. We have received small business innovation research (SBIR) grants but these are booked as other income and not as revenue.

Cost of Sales

Cost of Sales for fiscal year 2023 was $0 compared to $627,779 in fiscal year 2024.

Xairos is a pre-revenue company so there was no cost of sales to report.

Historical results and cash flows:

The Company is currently in the growth stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Previous cash flow has been primarily generated through US small business innovation research (SBIR) grants, angel and venture investment, Reg CF raise, and a Colorado Advanced Industries Grant.

On December 31, 2024, the Company had $150,882.88 in cash.

1.7 Debt

Creditor: SpeQtral Pte. Ltd.

Amount Owed: $865,000.00

Interest Rate: 5.0%

Maturity Date: January 01, 2026

Periodic annual installments and interest to be paid on 1 January.

Creditor: Business Administration EIDL loan

Amount Owed: $26,700.00

Interest Rate: 3.75%

Maturity Date: October 07, 2050

$120 per month payment

1.8 Directors and Officers

Name: David Mitlyng

David Mitlyng's current primary role is with the Company.

Positions and offices currently held with the Company:

Position: CEO

Dates of Service: March, 2019 - Present

Responsibilities: Responsible for the general and active management of the business of the company and ensures that all orders and resolutions of the Board of Directors are carried into effect.

Position: Board Director

Dates of Service: March, 2019 - Present

Responsibilities: Manages and directs the overall business and affairs of the company.

Other business experience in the past three years:

Employer: SpeQtral

Title: COO

Dates of Service: March, 2019 - December, 2020

Responsibilities: Management

Other business experience in the past three years:

Employer: TFWireless Inc

Title: Business Advisor

Dates of Service: November, 2021 - Present

Responsibilities: Part-time business advisor to TFWireless for no compensation that requires only a few hours per month on an ad hoc basis.

Name: Roger Yee

Roger Yee's current primary role is with outcome/one. Roger Yee currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the Company:

Position: Independent Director

Dates of Service: December, 2020 - Present

Responsibilities: Manages and directs the overall business and affairs of the company.

Other business experience in the past three years:

Employer: outcome/one

Title: Managing Partner

Dates of Service: April, 2019 - Present

Responsibilities: Management

1.9 Principal Securities Holders

Title of class: Common Stock

Stockholder Name: David Mitlyng

Amount and nature of Beneficial ownership: 5,625,000

Percent of class: 58.5%

1.10 Related Party Transactions

The company has not conducted any related party transactions.

1.11 Our Company Securities

Convertible Note

The security will convert into Class of stock issued as part of the qualifying financing and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00

Maturity Date: June 11, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Qualifying Financing

Material Rights

There are no material rights associated with Convertible Note.

Common Stock

The amount of security authorized is 25,900,000 with a total of 20,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 3,600,000 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 5,637,500 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note

The security will convert into Equity - non-voting common and the terms of the Convertible Note are outlined below:

Amount outstanding: $350,416.00

Maturity Date: October 08, 2025

Interest Rate: 4.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: 5,000,000 Qualifying Financing

Material Rights

There are no material rights associated with Convertible Note.

SAFE

The security will convert into Series a common or series a preferred and the terms of the SAFE are outlined below:

Amount outstanding: $140,000.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: Equity financing

Material Rights

There are no material rights associated with SAFE .

Convertible Note

The security will convert into Preferred equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $285,189.00

Maturity Date: November 16, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: $5,000,000 Qualifying Financing

Material Rights

There are no material rights associated with Convertible Note.

Non-Voting Common Stock

The amount of security authorized is 4,100,000.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Liquidation. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, the holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, all assets of the Company of whatever kind available for distribution to the holders of capital stock of the Company.

Dividends. The holders of Common Stock and the holders of Non-Voting Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Board of Directors.

Conversion. If at any time after issuance of Non-Voting Common Stock the holder thereof demonstrates to the satisfaction of the Board or officers of the Company, acting in good faith that such holder is an "Accredited Investor", then such holder may elect to convert his or her shares of Non-Voting Common Stock into shares of Common Stock on a 1-to-1 ratio by written notice to the Company.

Non-voting stock receives cash in sale transactions rather than buyer equity. In certain situations (a proposed merger or sale transaction involving the Company) in which holders of voting common stock would receive stock in the buyer that is purchasing the Company, holders of non-voting common stock would instead receive cash of equivalent value if the Company's Board of Directors determines that this is needed to comply with applicable securities laws. The payment of cash may happen under the acquisition agreement with the buyer, or the Company itself may redeem the non-voting common stock for cash, either at or prior to the closing of the sale transaction. The Board has the authority to take actions in good faith in connection with a sale transaction to effect the sale in a manner that is compliant with applicable securities laws, including by having cash paid to holders of non-voting common stock rather than unregistered equity securities.

The Company executed the following corporate actions in the last year:

Pursuant to the requirements Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned. By entering your name and pressing submit below, you are certifying under penalty of perjury under the laws of the United States of America, 28 U.S.C. § 1746, that the foregoing information provided by you on behalf of the company is true and complete in all material respects, to the best of your knowledge, information, and belief and that you are legally authorized to make the foregoing certification on behalf of the company. The name(s) entered below will be used as your signature(s) for the Annual Report. Furthermore, you represent that the information provided above complies with the ongoing reporting requirements of Regulation Crowdfunding and acknowledge that the company is liable for any errors, omissions, or misstatements.

I, David Mitlyng, the CEO and Director of Xairos Systems, Inc., hereby certify that the financial statements of Xairos Systems, Inc. and notes thereto for the periods ending December 31, 2024, included in this statement are true and complete in all material respects. Xairos Systems, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 30th of April, 2025.

_____

David Mitlyng
CEO
April 30, 2025

2. Balance Sheets

(UNAUDITED)

Account	Dec 31, 2024
Cash and Cash Equivalents	
Credit Card Holding 2671	516.89
Xairos	7,263.49
Xairos UK	1,510.55
Xairos UK Limited	89,025.22
10010 - Bank Account 7067	52,876.55
10100 - OLD - SQT Bank Account 7593	207.07
10300 - OLD - SQT Corporate Credit Card holding	108.86
Total Cash and Cash Equivalents	**151,508.63**
12000 - Accounts Receivable	2,000.00
12510 - Due From Xairos UK Limited	82,315.77
	235,824.40
14000 - Computer and Electronics	30,843.76
14090 - Computer and Electronics AD	(10,963.84)
14100 - Furniture and Equipment	5,214.22
14190 - Furniture and Equipment AD	(869.04)
14500 - Intangible Assets	6,867.50
14590 - Intangible Assets Accum Amort	(3,026.21)
14600 - Machinery and Equipment	526,378.05
14690 - Machinery and Equipment AD	(52,637.82)
	501,806.62
15000 - Investment in Subsidiary	(250,000.00)
15100 - Licenses and Patents	12,093.78
	(237,906.22)
	499,724.80
Current Liabilities	
Credit Card 2671	24,211.70
Credit Card 6493	51,975.14
Credit Card Holding 6493	2,064.36
10000 - OLD - SQT Corporate Credit Card	69.56
20000 - Accounts Payable	284,409.88
20110 - Accrued Expenses	163,673.53
20120 - Accrued Payroll	(1,106.19)
20125 - Accrued PTO	48,128.13
20160 - Short Term loans and Liability	(5,832.31)

20170 - Deferred Revenue	1,234,043.74
22000 - Accrued Payable	710.84
24000 - Sales Tax	(9,460.03)
Total Current Liabilities	**1,792,888.35**
Long Term Liabilities	
24110 - Due to - Xairos UK Limited	82,290.77
28001 - EIDL Loan	(2,695.00)
Total Long Term Liabilities	**79,595.77**
	1,872,484.12
30000 - Retained Earnings	(2,567,431.05)
31000 - Share Capital - Common Shares	1,601,982.16
32000 - Share Capital - Series A Preferred Shares	553,000.00
33000 - Owner Funds Introduced	243,211.65
35000 - Reevaluation Surplus	552,748.27
Current Year Earnings	(1,756,270.35)
	(1,372,759.32)
	499,724.80

The accompanying notes are an integral part of these financial statements.

3. Income Statement

(UNAUDITED)

Income Statement (Profit and Loss)
Xairos Systems, Inc.
For the year ended December 31, 2024
Accrual Basis

Account	2024
Cost of Goods Sold	
51110 - COS Hardware Revenue	222,812.85
51120 - COS Service Revenue	387,455.58
51130 - COS Consulting	80,526.89
51140 - COS Shipping	1,934.03
51150 - COS Travel	7,630.30
Total Cost of Goods Sold	**700,359.65**
Gross Profit	**(700,359.65)**
Operating Expenses	
43000 - Bank Revaluations	3,017.61
44000 - Unrealised Currency Gains (Loss)	(892.48)
45000 - Realised Currency Gains (Loss)	5,482.23
60100 - Salaries & Wages G&A	268,315.32
60110 - Payroll Taxes G&A	43,273.84
60150 - Health Insurance Benefits G&A	12,219.34
60160 - Life Insurance Benefits G&A	626.46
60180 - Workers Compensation	402.40
60200 - Payroll Service Fees	4,334.39
60230 - Other Taxes	908.00
60235 - Sales Tax Expense	1,654.47
60270 - Salaries & Wages IT	40,000.00
60300 - Sales and Wages R&D	95,625.10
60310 - Payroll Taxes R&D	7,969.18
60330 - Health Insurance Benefits R&D	19,851.90
60340 - Life Insurance Benefits R&D	226.46
60365 - R&D Internship	8,000.00
60370 - Payroll Taxes - IT	6,212.04
60700 - Outsourced Payroll Services	205.00
60800 - Payroll expense	(30.00)
70010 - G&A Labor	25,000.00
70020 - G&A Contractors	15,134.25
70040 - Bank Fees	7,730.14
70060 - Consulting	21,600.00
70070 - Commission	7,000.00
70080 - Conferences & Events	7,690.68
70090 - Depreciation	58,618.19
70100 - Amortisation Expense	1,209.38
70110 - Insurance	1,290.50
70120 - System & IT Expenses	3,534.69

70130 - Legal Expenses	5,753.07
70135 - Accounting	7,918.32
70160 - Office Expenses	5,264.45
70210 - Rent	33,011.90
70230 - Memberships & Subscriptions	24,126.62
70240 - Local Taxi & Transportation	4,591.00
70250 - Telephone & Internet	1,538.11
70260 - Training & Development	414.16
70281 - Travel - Accommodation	11,474.84
70282 - Travel - Flights	12,128.75
70283 - Travel - Meals	1,501.70
70290 - Local Business Tax	744.20
70834 - Travel - Transportation	2,217.02
81000 - Patents & Related Legal Fees	2,820.00
85200 - R&D Contractor	256,801.17
Total Operating Expenses	**1,036,514.40**
Operating Income	**(1,736,874.05)**
Other Income / (Expense)	
90100 - Other Income & Expenses	254.05
Total Other Income / (Expense)	**254.05**
Net Income	**(1,736,620.00)**

The accompanying notes are an integral part of these financial statements.

4. Statement in Changes of Equity

(UNAUDITED)

	Common Stock		Non-Voting Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	**Amount**	**Shares**	**Amount**			
Balances - December 31, 2022	42,500	$43		$-	$406,471	$(2,257,122)	$ (1,850,609)
Stock Split 225-to-1	9,562,500	$43	-	-			
Stock issued for cash			377,631	$2	$377,630		377,630
Capital contribution by stockholder					$70,500	-	70,500
Stock-based compensation					$21,764	-	21,764
Net loss					-	(817,769)	(817,769)
Balances - December 31, 2023	9,647,500	$128	377,631	$2	$876,364	$(3,074,891)	$(2,198,484)

The accompanying notes are an integral part of these financial statements.

5. Statements of Cash Flows

(UNAUDITED)

Business Cash Flow Summary
Xairos Systems, Inc.
For the year ended December 31, 2024

Account	2024
Operating Activities	
Payments to suppliers and employees	(1,609,651.21)
Cash receipts from other operating activities	254.05
Cash payments from other operating activities	(64,100.42)
Net Cash Flows from Operating Activities	**(1,673,497.58)**
Investing Activities	
Proceeds from sale of property, plant and equipment	59,827.57
Payment for property, plant and equipment	(572,748.27)
Other cash items from investing activities	155,590.45
Net Cash Flows from Investing Activities	**(357,330.25)**
Financing Activities	
Other cash items from financing activities	2,177,967.36
Net Cash Flows from Financing Activities	**2,177,967.36**
Net Cash Flows	**147,139.53**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	6,760.96
Net cash flows	147,139.53
Effect of exchange rate changes on cash	(3,017.61)
Cash and cash equivalents at end of period	150,882.88
Net change in cash for period	**144,121.92**

The accompanying notes are an integral part of these financial statements.

6. Notes to the Financial Statements

6.1 NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xairos Systems, Inc. ("Xairos" or the "Company") was incorporated as a Delaware corporation on March 19, 2019. The Company's original name was Speqtral Quantum Technologies, Inc. and was changed to Xairos Systems, Inc. on June 8, 2021.

Xairos UK Limited was incorporated as a wholly owned subsidiary of Xairos Systems, Inc. with the Registrar of Companies for England and Wales on April 5, 2023, under Company Number 14782360. The financials presented herein represent the consolidated financials of both companies. Xairos UK Limited was formed to address UK and European business opportunities, but, as of December 31, 2023, has not transacted any separate business from Xairos Systems, Inc.

Xairos is developing a new global timing system, based on its proprietary quantum technology, which management believes will provide improved accuracy, security, and efficiency, relative to current systems in use.

The Company is in the process of developing its core technology and product offerings and has not yet earned any revenues. Thus, the Company is still in the development stage.

6.2 NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Emerging Growth Company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and accordingly, it may take advantage of certain exemptions from various reporting requirements applicable to publicly traded companies that are not emerging growth companies. This may make comparison of the Company's financial statements with the financial statements of a publicly traded company that is not an emerging growth company difficult.

Certain Risks and Uncertainties

The Company is subject to risks associated with emerging growth companies, including, but not limited to, rapid technology change, uncertainty of market acceptance of the Company's products and services, competition from substitute products and larger companies, the ongoing need for investment capital, the need to protect its proprietary technology, the need to develop strategic relationships, and dependence on key personnel. The Company will continue to incur significant costs as an emerging growth company and will require additional financing in the future to fund growth. If the Company is unable to secure sufficient financing when needed, this could have a material adverse effect on the Company's business operations.

Going Concern

These financial statements have been prepared based on the assumption that the Company will be able to continue to operate as a going concern. To be able to continue operating, the Company will need to obtain financing within the next twelve months. Management is working to secure the financing needed for the Company's continued operations. There can be no assurance that management will be successful in this endeavor. Thus, substantial doubt exists regarding whether the Company will be able to continue operating as a going concern.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period and the accompanying notes. Significant items included in these financial statements that are subject to such estimates and assumptions include the fair values of financial instruments and the valuation of deferred tax assets. Management bases its estimates on historical and anticipated results, as well as various other assumptions that it believes are reasonable. Actual results could differ from these estimates, and such differences could have material impacts on the Company's financial statements.

Cash and Cash Equivalents

Cash consists of the Company's bank deposits. The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between independent market participants on the measurement date. The Company measures financial assets and liabilities at fair value as of each reporting period using a fair value hierarchy which maximizes the use of observable inputs, to the extent possible, and minimizes the use of unobservable inputs. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs used in assessing fair value of financial instruments are described below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity but are significant to the fair value of assets or liabilities.

Significant financial instruments in the Company's financial statements include notes payable, Convertible Notes Payable, Simple Agreements for Future Equity ("SAFEs") and a convertible security. Notes payable and convertible notes payable are reported at the original principal amounts plus accrued interest, as prescribed by the note agreements. The SAFEs and the convertible security are recorded at face value, based on the amounts paid for these securities, on the dates of issuance, by external investors in arm's-length transaction. Any variances between the fair market values and the reported values of these securities are considered immaterial.

Research and Development

Research and development costs primarily consist of payroll costs, stock-based compensation, laboratory services and supplies costs, costs of external consulting services and allocated overhead. Research and development costs are expensed as incurred.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss). The Company did not have any other comprehensive income (loss) transactions during the periods presented.

Accordingly, comprehensive income (loss) is equal to net income (loss) for all periods presented.

Income Taxes

The Company applies the provisions of ASC 740, Income Taxes ("ASC 740"). Under ASC 740, the Company accounts for income taxes using the asset and liability method whereby deferred tax assets and liabilities are determined based on temporary differences between the bases used for financial reporting and income tax reporting purposes. Deferred income taxes are provided based on the enacted tax rates and laws that will be in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for deferred tax assets if it is more likely than not that the Company will not realize those tax assets through future operations.

The Company also utilizes the guidance in ASC 740 to account for uncertain tax positions. ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more likely than not of being realized and effectively settled. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments, and which may not accurately reflect actual outcomes. The Company recognizes interest and penalties on unrecognized tax benefits as a component of provision for income taxes in the consolidated statements of operations. For all periods presented, a 100% valuation allowance has been applied against all deferred tax assets.

6.3 NOTE 3 – BALANCE SHEET COMPONENTS

Accrued Liabilities

Accrued liabilities represent expenses which the Company has incurred but for which it has not yet paid. These amounts consist primarily of payroll and related costs.

Notes Payable

In December 2020, the Company issued a note payable, in the amount of $750,000, as consideration, in its repurchase and cancellation of all outstanding shares of Series A Redeemable Convertible Preferred Stock. This note bears interest at a rate of 5% per annum, which is compounded semiannually. The outstanding balance of this debt obligation was approximately $865,000 as of December 31, 2023.

In October 2020, the Company obtained an Economic Injury Disaster Loan ("EIDL") administered through the SBA. The principal amount of the loan is $25,000, and the debt bears interest at a rate of 3.75% per annum. The outstanding balance of this debt obligation was approximately $26,700 as of December 31, 2024.

Convertible Notes Payable

The Company has issued several Convertible Notes Payable in exchange for cash financing in the aggregate amount of approximately $435,000. These convertible notes bear interest at a rate of 5% per year.

Upon a Qualified Preferred Stock Financing, the convertible notes will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding convertible notes is 80%. The Valuation Cap for the outstanding convertible notes ranges from $3,000,000 to $10,000,000.

The terms of the outstanding convertible notes range from two years to three years. Upon maturity, if the convertible notes have not been converted into shares of Preferred Stock, the convertible notes shall become due and payable to the convertible note holders, unless a holder elects to have his convertible note converted into shares of Common Stock instead.

Crowdfunding Financing

During the year ended December 31, 2023, the Company raised approximately $378,000 cash through a crowdfunding financing. In connection with this crowdfunding financing, the Company issued Non-Voting Common Shares.

During the year ended December 31, 2022, the Company raised approximately $387,000 cash through a crowdfunding financing. In connection with this crowdfunding financing, the Company issued a Convertible Note, the Crowdfunding SPV Convertible Promissory Note (the "Crowdfunding Note") to Xairos CF SPV, LLC (the "SPV"), a special purpose vehicle, with no operations, created solely for this purpose. Retail investors, in turn, purchased limited liability company membership interests in the SPV. The Crowdfunding Note bears interest at a rate of 4% per annum.

If the Company executes a Qualified Financing, defined as raising gross proceeds of at least $5,000,000 cash by selling shares of stock (either Common or Preferred), then the Crowdfunding Note will convert into shares of stock, at a conversion price equal to the lesser of:

- The price paid by the new equity investors multiplied by 80%; or
- $10,000,000 divided by the number of shares of Common Stock and common stock equivalents ("CSEs") outstanding, on a fully diluted basis (but excluding all convertible notes) immediately prior to the conversion of the Crowdfunding Note.

Other Noncurrent Liabilities

The Company has issued several Simple Agreements for Future Equity ("SAFEs") in exchange for cash financing in the aggregate amount of $140,000. The SAFEs do not bear interest, and they have no maturity date.

Upon a Qualified Preferred Stock Financing, the SAFEs will automatically convert into shares of Preferred Stock, at a conversion price equal to the lesser of:

- The price per share paid by the new Preferred Stock investors multiplied by the Discount Rate; or
- The Valuation Cap divided by the number of shares of Common Stock and common stock equivalents ("CSEs"), on a fully diluted basis, immediately prior to the Qualified Preferred Stock Financing.

The Discount Rate for all outstanding SAFEs is 80%. The Valuation CAP for all outstanding SAFEs is $10,000,000.

The Company issued a convertible security to an investor, which also provided accelerator services to the Company, in the amount of $20,000. Upon an equity financing in which the Company sells new shares of stock, either Common or Preferred, for at least $250,000, this convertible instrument will convert into shares of Common Stock equal to 6% of the number of outstanding shares of Common Stock and common stock equivalents, on a fully diluted basis, except that the convertible instruments (i.e., convertible notes and SAFEs) issued to other investors will be excluded from the calculation of fully diluted shares.

6.4 NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with any litigation, and management is not aware of any pending or threatened litigation against the Company.

6.5 NOTE 5 – OTHER INCOME, NET

The Company received approximately $1,219,609 during the year ended December 31, 2024, in federal and state government research grants, to support the Company in the development of its technology. This amount has been included in other income, net.

6.6   NOTE 6 – INCOME TAXES

Because of the early stage of the Company and the significant uncertainty regarding future income and the ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

6.7   NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock

On January 17, 2023, the Company received Board and Shareholder consent to amend the Certificate of Incorporation to effect a 225-to-1 stock split and issue two classes of stock:

- 25,900,000 shares of Common Stock
- 4,100,000 shares of Non-Voting Common Stock

As of December 31, 2023, 9,562,500 shares of Common Stock were outstanding. Of this amount, 5,625,000 shares, or approximately 58.8% of the total outstanding, are held by the Company's founder and CEO, who remains active in the daily management of the Company.

Additional Paid-In Capital

The balance of additional paid-in capital was approximately $876,000 as of December 31, 2023.

As of December 31, 2023, Common Stockholders had contributed approximately $426,000, in excess of the aggregate par value of shares of Common Stock held. These amounts are included in additional paid-in capital.

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